SCHEDULE 13D

Amendment No. 1
El Paso Electric Company
Common Stock
Cusip # 283677854


Cusip # 283677854
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	4,533,694
Item 8:	None
Item 9:	12,590,339
Item 10:	None
Item 11:	12,590,339
Item 13:	20.98%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.00 par value (the "Shares") of El Paso Electric Company, a Texas corporation (the "Company"). The principal executive offices of the Company are located at 303 North Oregon Street, El Paso, TX 79901.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by ten of the Fidelity Funds, and seven of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds expect to receive 8,435,090 Shares of common stock pursuant tot he Company's Fourth Amended Plan of Reorganization filed under Chapter 11 of the United States Bankruptcy Code (the "Plan"). The number of Shares to be received are subject to adjustment under the Plan. The Shares will be received in partial exchange for certain of the Company's debt securities and bank debt.

	The Accounts expect to receive 5,407,707 Shares of common stock pursuant to the Plan. The number of Shares to be received is subject to adjustment under the Plan. The Shares will be received in partial exchange for certain of the Company's debt securities and bank debt.

	These numbers set forth above do not include those Shares expected to be received by the Fidelity Funds or Accounts with respect to which, as of March 1, 1996, the reporting person has no beneficial ownership as describe din Item 5(c) below.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 1,815,600 Shares for cash in the amount of approximately $9,872,325, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 2,596,434 Shares sold aggregated approximately $14,269,901. The attached Schedule B sets forth Shares purchased and/or sold since October 4, 1996.

	Proceeds from 457,262 Shares sold by the Accounts aggregated approximately $2,652,079. The attached Schedule B sets forth
Shares purchased and/or sold since October 4, 1996.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The Fidelity Funds and Accounts expect to receive the Shares pursuant to the Company's Plan, in addition to cash and debt securities, in exchange for debt securities and bank debt held by the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	FMR, Fidelity, and FMTC, beneficially own all 12,590,339
Shares.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 7,653,954 Shares, or approximately
12.76% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 4,936,385 Shares, or approximately 8.23% of the outstanding Shares of the Company.
Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 12,590,339 Shares, or approximately 20.98% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 7,653,954 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 12,590,339 Shares and sole power to vote or to direct the voting of 4,533,694 Shares, and no power to vote or to direct the voting of 402,691 Shares owned by the Accounts.

	(c)	The number of Shares beneficially owned set forth above
does not include approximately 1,432,387 Shares with respect to which, as of March 1, 1996, the reporting person had no beneficial ownership. One March 1, 1996, there was (i) a termination of the reporting person's interest in two Accounts and a Fidelity Fund (a private investment partnership) and (ii) a termination of investment management agreements FMTC and Fidelity had with such Account(s) and Fidelity Fund, respectively. Such
Accounts and Fidelity Fund had expected to receive approximately
1,432,387 Shares in the aggregate.

	(d)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	DDJ Capital Management, LLC or an affiliate of such company ("DDJ"), provides investment advisory consulting services for FMTC's use in connection with FMTC's investment management of two Accounts. DDJ is not a direct or indirect subsidiary or affiliate of FMR Corp. or FMTC; DDJ has no shares or sole voting or dispositive power or any other investment discretion with respect to such securities owned by Accounts managed by FMTC.

	As contemplated by the Plan, the Company and the Fidelity Funds and Accounts that will recieve the Shares are parties to a Registration Rights Agreement dated February 12, 1996 obligating the Copany to register future sales of the Shares by such Fidelity Funds and Accounts under the Securities Act of 1933, as amended.

	In connection with the Plan, (i) the Securities and Exchange Commission granted Fidelity and FMTC an exemption from the provisions of the Public Utility Holdings Company Act for a three year period, and (ii) the New Mexico Public Utility Commission issued a Final Order in connection with the Fidelity Funds' and Accounts' ownership of the Shares. In connection therewith, Fidelity and FMTC represented that they anticipated that its aggregate beneficial ownership will be less than 10% within a three year period.

	Except as may otherwise be described herein, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.



Item 7.	Material to be Filed as Exhibits.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	December 13, 1996	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B


El Paso Electric Co.


One Fidelity Fund(s) purchased Shares since September 24, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	11-18-96	1,815,600	$5.4375



SCHEDULE B


El Paso Electric Co.

Nine Fidelity Fund(s) sold Shares since September 24, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-24-96	16,800	$5.125
	10-25-96	29,400	5.2411
	10-28-96	2,700	5.1369
	10-29-96	2,700	5.1875
	10-30-96	10,100	5.2259
	10-31-96	3,600	5.3354
	11-01-96	14,700	5.195
	11-04-96	6,386	5.25
	11-05-96	6,600	5.25
	11-06-96	29,200	5.2765
	11-07-96	6,400	5.25
	11-08-96	14,300	5.1875
	11-11-96	8,600	5.1875
	11-12-96	3,600	5.1875
	11-13-96	12,700	5.1875
	11-14-96	76,800	5.39805
	11-15-96	66,300	5.3864
	11-18-96	1,829,548	5.4375
	11-19-96	18,100	5.4621
	11-20-96	52,200	5.6229
	11-21-96	25,600	5.6416
	11-22-96	29,200	5.75
	11-25-96	48,400	5.7681
	11-26-96	14,800	5.8229
	11-27-96	2,100	5.875
	11-29-96	5,800	5.9038
	12-02-96	80,400	5.8842
	12-03-96	102,600	6.1359
	12-04-96	27,300	6.4524
	12-05-96	23,900	6.4385
	12-06-96	1,700	6.25
	12-09-96	11,400	6.2126




SCHEDULE B


El Paso Electric Co.

Eight Account(s) sold Shares since September 24, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-24-96	3,200	$5.125
	10-25-96	5,600	5.2411
	10-28-96	7,300	5.1369
	10-29-96	7,300	5.1875
	10-30-96	15,800	5.2259
	10-31-96	500	5.3354
	11-01-96	1,900	5.195
	11-04-96	3,900	5.25
	11-05-96	300	5.25
	11-06-96	1,500	5.2765
	11-07-96	300	5.25
	11-08-96	700	5.1875
	11-11-96	400	5.1875
	11-12-96	261	5.1875
	11-13-96	600	5.1875
	11-14-96	3,700	5.39805
	11-15-96	3,200	5.3864
	11-18-96	13,001	5.4375
	11-19-96	17,200	5.4621
	11-20-96	49,600	5.6229
	11-21-96	24,100	5.6416
	11-22-96	27,600	5.75
	11-25-96	46,100	5.7681
	11-26-96	14,100	5.8229
	11-27-96	1,800	5.875
	11-29-96	5,500	5.9038
	12-02-96	76,400	5.8842
	12-03-96	97,400	6.1359
	12-04-96	24,700	6.4524
	12-05-96	12,100	6.4385
	12-06-96	800	6.25
	12-09-96	5,800	6.2126